Filed by Northern Genesis Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Northern Genesis Acquisition Corp. II

Commission File No. 001-39881

This filing relates to the proposed merger involving Northern Genesis Acquisition Corp. II (“Northern Genesis 2”). with Embark Trucks Inc. (“Embark”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 22, 2021.

Embark - Social Media Guidelines

The following information was made available to Embark employees on June 23, 2021:

Team - As you have seen today, we are very excited to publicly share the news about Embark’s plan to go public via SPAC. With this news also come some important new notices and policies on speaking publicly about Embark, particularly in channels such as social media. Please see below for some information on Social Media posting about this transaction.

Embark’s Public Posting: Embark has published the following blurb on our Twitter and LinkedIn channels:

"Embark will go public through a merger with Northern Genesis Acquisition Corp. II ($NGAB). This is a major step for Embark as we continue to develop world-class technology and commercialize autonomous trucks. Full press release here:"

We strongly encourage you to like and share these posts!

Employee Guidelines

Employees should not create their own posts announcing the news, rather you should share the posts that Embark publishes to company social media feeds. You should feel empowered to add a non-material comment reflecting your own excitement, such as:

●	Some very exciting news for Embark today! [Retweet/share post]
●	So exciting to be part of this great company! [Retweet/share post]
●	Team Embark is taking autonomous trucking to the public markets! [Retweet/share post]
●	Did you hear? Big news for Embark! [Retweet/share post]
●	Embark is officially on the road to the public markets! [Retweet/share post]

Embark - Social Media Guidelines

Social Media Do-Not’s

Employees should not use overly effusive language to encourage people to invest or indicate any metrics of performance. Here are examples of the type of language NOT to post:

●	Embark is going public – I say the best bet on the NYSE is to invest in NGAB before prices skyrocket!
●	Get in on NGAB stock now because there will be no ceiling when we close!
●	Trucking industry insiders know Embark’s leading technologies, capabilities and services are unmatched. Get into NGAB while it’s fresh on the NYSE.
●	You heard it here first, invest in Embark once our SPAC deal is live!
●	With prices like this, you’d be foolish not to jump at the chance to invest in NGAB. Reach out to me to learn more!

In addition, other areas you should avoid include:

●	Commenting on stock price or make predictions about stock prices, including on public or semi-public channels on Reddit, Twitter, and Discord.
●	Engaging with analysts or reporters on social media about the Transaction.
●	Commenting on competitors or competitors’ stocks.
●	Sharing details of your own stock holdings and/or employee stock options.
●	Disclosing any Embark internal confidential information.

The SEC takes these issues very seriously.